SCHEDULE 13D

Amendment No. 1
Reno Air Incorporated
Common Stock
Cusip # 759741101
Filing Fee: No


Cusip # 759741101
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	255,765
Item 8:	None
Item 9:	482,576
Item 10:	None
Item 11:	482,576
Item 13:	4.9%
Item 14:	HC


PREAMBLE

	Based upon information presently available to the undersigned, including the number of shares of common stock of the issuer (the "Common Stock") outstanding as of the date hereof and as of July 5, 1995 (the date as of which the undersigned reported its ownership in its original report on Schedule 13D filed with the Securities and Exchange Commission on July 19, 1995 (the "Original 13D")), as of the date hereof and as of July 5, 1995, the undersigned was the beneficial owner of approximately 4.9% of the outstanding Common Stock. Accordingly, notwithstanding the filing of the Original 13D, the undersigned is not, and was not on July 5, 1995, a Reporting Person required to file reports on Schedule 13D. The undersigned will not in the future file reports on Schedule 13D relating to the Common Stock unless and until the undersigned otherwise becomes a Reporting Person.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.00 par value (the "Shares") of Reno Air Incorporated, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 220 Edison Way, Reno, NV 89502.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR. Mr. Johnson 3d is Chairman of FMR Corp.
The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by one of the Fidelity Funds, and two of the Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Funds and Accounts do not, and did not as of July 5, 1995, own more than 5.0% of the Common Stock. Accordingly, the information required by this Item 3 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 4.	Purpose of Transaction.

	The Funds and Accounts do not, and did not as of July 5, 1995, own more than 5.0% of the Common Stock. Accordingly, the information required by this Item 4 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 5.	Interest in Securities of Issuer.

	The Funds and Accounts do not, and did not as of July 5, 1995, own more than 5.0% of the Common Stock. Accordingly, the information required by this Item 5 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	The Funds and Accounts do not, and did not as of July 5, 1995, own more than 5.0% of the Common Stock. Accordingly, the information required by this Item 6 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	August 2, 1995	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Chief Financial	Financial Officer,
Officer	FMR



SCHEDULE B

Reno Air Incorporated

Not Applicable. The information provided in the Original 13D under Schedule B hereby is withdrawn.